May 12, 2006

Via EDGAR Transmission and Fax

Daniel F. Duchovny, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

Station Place, 100 F Street

Washington, D.C. 20549-3628

Re:	Portal Software, Inc. Schedule TO-C filed April 13, 2006 Schedule TO-T filed April 25, 2006, by Potter Acquisition Corp., Oracle Systems Corporation and Oracle Corporation SEC File No. 005-58301

Dear Mr. Duchovny:

On behalf of Potter Acquisition Corporation (“Offeror”), Oracle Systems Corporation (“Parent”) and Oracle Corporation (“Oracle”), we hereby respond to the comments contained in your letter to us dated May 2, 2006 (the “Comment Letter”). An Amendment No. 1 (the “Amendment No. 1”) to the Schedule TO-T filed by Offeror, Parent and Oracle on April 25, 2006 (the “Schedule TO-T”) has been filed with the U.S. Securities and Exchange Commission (the “Commission”) simultaneously herewith.

The numbered responses below correspond to the numbers of the comments contained in the Comment Letter. For your reference, we have also included your comments in bold. All capitalized terms used herein but not defined herein shall have the meaning given them in the Schedule TO-T. The capitalized term “Staff” means the Commission’s staff.

Offer to Purchase

Acceptance for Payment and Payment for Shares, page 14

1.    Please revise the language in the penultimate paragraph of page 15 that states that you will return unpurchased or untendered shares “as promptly as practicable” after the expiration of the offer to state that you will return such shares “promptly” as required by Rule 14e-l(c).

In response to the Staff’s comments, the disclosure in the Schedule TO-T has been revised. Please see Section 4 of Amendment No. 1.

Questions and Answers — What are the material United States federal income tax consequences of tendering shares?, page 10

2.    While you may recommend that security holders consult their individual tax advisors with respect to their particular tax consequences, you may not “urge” them to do so. Please revise.

In response to the Staff’s comments, the disclosure in the Schedule TO-T has been revised. Please see Section 3 of Amendment No. 1.

Certain Information Concerning the Company, page 20

3.    We note that under the heading “Financial and Other Information” you disclosed historical financial information of Portal Software together with revised and adjusted information (pages 21-22). Please disclose the reasons for those adjustments provided by Portal Software to you. If no reasons were provided, please state so. Similarly, address the reasons provided by Portal Software for its re-examination of its 2003 and 2004 audited financial statements.

In response to the Staff’s comments, the disclosure in the Schedule TO-T has been revised. Please see the final two sentences of the amended and restated paragraph provided in Section 5 of Amendment No. 1.

4.    Under the heading “Late Filings and Delisting from Nasdaq” (page 23), please disclose that Portal Software has not filed any periodic reports since March 2005 and that no audited financial statements have been available for fiscal years 2005 and 2006.

In response to the Staff’s comments, the disclosure in the Schedule TO-T has been revised. Please see Section 6 of Amendment No. 1.

Certain Information Concerning Offeror, Parent and Oracle, page 23

5.    With respect to your disclosure in the sixth paragraph of this item please tell us why you need to qualify your disclosure “to the best of [the filing persons’] knowledge.” What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

We respectfully advise the Staff that Oracle, Parent and the Offeror have investigated the matters referenced in paragraph six of this item by requesting each person listed on Annex III of the Offer to Purchase to complete and execute a questionnaire that requires the person to provide information required to be disclosed. While we have no reason to believe that any of the responses from these individuals is incorrect, Oracle, Parent and the Offeror are relying on the statements of these individuals in order to make the disclosure in paragraph six of this item, and none of Oracle, Parent or the Offeror has independently verified such statements. We therefore believe that the use of the knowledge qualification language is appropriate.

Background of Offer, page 25

6.    Please confirm that you have described all meetings and communications with Portal Software and its financial advisor. Refer to Portal Software’s Schedule 14D-9. If you have not described all such contacts, please revise your offer document to do so.

In response to the Staff’s comments, the disclosure in the Schedule TO-T has been revised. Please see Sections 7, 9 and 10 of Amendment No. 1.

7.    Please describe the closing conditions that you agreed to eliminate on February 17, 2006 to continue your due diligence review. Similarly, describe the “remaining issues” Oracle agreed to drop in the evening of April 10, 2006.

In response to the Staff’s comments, the disclosure in the Schedule TO-T has been revised. Please see Sections 8 and 11 of Amendment No. 1.

Certain Conditions to the Offeror’s Obligations, page 41

8.    Please revise the heading of this section as you are required to disclose all material conditions to the offer.

In response to the Staff’s comments, the disclosure in the Schedule TO-T has been revised. Please see Section 13 of Amendment No. 1.

9.    Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

We respectfully advise the Staff that pursuant to the terms of the Merger Agreement, we believe Parent and Offeror have the discretion to waive the relevant conditions to the Offeror’s obligations to purchase any tendered shares which are disclosed in this item, if such conditions are not satisfied, at any time prior to the Expiration Date (other than those conditions dependent upon the receipt of government approvals) irrespective of when during the offer a condition is triggered. We do, however, understand that the waiver of a material condition will require the dissemination of new disclosure to security holders and may necessitate the extension of the offer to ensure that five business days remain after the announcement of such waiver. The disclosure in the Schedule TO-T has been revised in response to the Staff’s comment to clarify this issue. Please see Sections 1, 2 and 14 of Amendment No. 1.

10.    We also note in the last paragraph of this section that you have reserved the right to (i) terminate the offer if any condition has not been satisfied or (ii) waive any of the conditions to the offer “at any time and from time to time.” Defining the conditions as an ongoing right that may be asserted “at any time and from time to time” suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the referenced disclosure to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer. Please make a similar revision in the Summary Term Sheet.

The disclosure in the Schedule TO-T has been revised in response to the Staff’s comment to clarify this issue. Please see Sections 1, 2 and 14 of Amendment No. 1.

Please note that each of Offeror, Parent and Oracle have authorized Bingham McCutchen LLP to submit this response to you. In addition, per your request, we have enclosed an acknowledgement letter from Offeror, Parent and Oracle.

This letter is being faxed to you and filed on EDGAR as non-public correspondence. Any further comments or questions concerning the Schedule TO-T, as amended, should be directed to the undersigned at (650) 849-4868.

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Sincerely yours,

/s/ Bartley C. Deamer

Bartley C. Deamer